UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-19424
CUSIP Number: 302301106

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

	☐	Form N-CSR
For Period Ended: September 30, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-F

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

EZCORP, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2500 Bee Cave Road, Building One, Suite 200
Address of Principal Executive Office (Street and Number)

Rollingwood, Texas 78746
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period:
EZCORP, Inc. ("we" or the "Company") recently completed a restatement of our financial statements for fiscal 2012, 2013 and 2014 (including the quarterly periods included therein, other than the first quarter of fiscal 2012) and the first quarter of fiscal 2015. The restatement resulted from a comprehensive review of our Grupo Finmart loan portfolio and the identification of certain certain accounting errors that required correction. As a result of that review and the impending restatement, we were unable to timely file our Quarterly Reports on Form 10-Q for the second and third quarters of fiscal 2015 (ended March 31, 2015 and June 30, 2015, respectively).
On November 9, 2015, we filed an Amended Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014, an Amended Quarterly Report on Form 10-Q/A for the first quarter of fiscal 2015 (ended December 31, 2014) and the delinquent Quarterly Reports for the second and third quarters of fiscal 2015. The completion of these filings, which required the full attention of our Finance and Accounting Department and our independent registered public accounting firm, took longer than we anticipated and consumed resources that would otherwise have been committed to completing the year-end audit and financial reporting. This put us behind in the process to finalize the year-end accounts (which include new segment reporting), complete audit procedures related thereto and prepare and file the Annual Report for fiscal 2015. This delay could not be eliminated without unreasonable effort and expense. We currently expect to file our fiscal 2015 Annual Report around December 21, 2015, which is within 15 calendar days following the prescribed due date.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas H. Welch, Jr.	(512)	314-3400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes  ☒ No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In conjunction with the changes associated with recasting of prior period information as a result of the discontinued operations of our U.S. Financial Services business, we expect to report the following operating results when we file our Annual Report on Form 10-K for fiscal 2015:

•	Consolidated total revenues were $788.4 million (1% decrease from the prior-year).

•	Consolidated net revenues were $445.3 million (3% decrease from the prior-year).

•	Consolidated operating expenses increased by 4% from the prior-year, primarily attributable to:

◦	An increase in professional fees due to the Grupo Finmart review and the restatement of our financial statements discussed above, offset by other reductions;

◦
An increase in restructuring charges due to our fiscal 2015 restructuring plan (announced in July 2015) aimed at streamlining our structure and operating model to improve overall efficiency and reduce costs; offset by

◦	A decrease in the gain of sale of assets.

•	Consolidated non-operating expenses increased from the prior-year, primarily attributable to the following:

◦
Interest expense increased from the prior-year due to an increase in Grupo Finmart weighted-average debt outstanding (including debt consolidated from VIEs) and the full year inclusion of interest on our 2.125% cash convertible senior notes due 2019, which were issued issued in June and July 2014;

◦
Equity in net income (loss) of unconsolidated affiliate decreased as a result of one-time charges pertaining to contract termination, class-action litigation settlement and legal fees, and impairments of goodwill and long-lived assets recorded by our unconsolidated affiliate during fiscal 2015;

◦
Impairment of investments increased from the prior-year due to other-than-temporary impairment charges taken on our investment in unconsolidated affiliate as a result of the decline in its share price; and

◦	Other expenses increased as a result of a decline in the value of the Mexican peso against the U.S. dollar.

•	Income tax benefit increased as a result of the decrease in loss from continuing operations before income taxes.

•
Loss from discontinued operations decreased primarily as a result of the decrease in one-time charges recorded in discontinued operations. Discontinued operations information will be recast in prior periods for includes of our U.S. Financial Services business.

There are many risk factors that may cause our actual results of operations to differ from those currently expected. These potential risks and uncertainties include, among other things, the risk that additional information may arise as we complete our work on the Annual Report, our independent registered public accounting firm completes its procedures, and our Audit Committee and Board of Directors complete their final review. For a discussion of a variety of risk factors affecting our business and prospects, see our annual, quarterly and other reports filed with the Securities and Exchange Commission.

EZCORP, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2015	By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Senior Vice President and General Counsel